UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                  Amendment #4

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

           TEXXON, INC. (Name of Small Business Issuer in its charter)

           OKLAHOMA                                     73-1554122
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

       331 East Chilton Drive
         Chandler, Arizona                                      85225
(Address of principal executive offices)                      (Zip Code)

                    Issuer's telephone number: (480) 926-5508

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      NONE

              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                 COMMON STOCK, $0.001 PAR VALUE (Title of class)

     Certain Forward-Looking Information. Certain statements included in this report which are not historical facts are forward-looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward-looking statements are based on current expectations, estimates, assumptions and beliefs of management. Words such as "expects," "anticipates," "intends," believes," "estimates" and similar expressions are intended to identify such forward-looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.

                                     PART I

Item 1.  Description of Business

(a)  Business Development

     (1)  Form and year of organization


          Texxon, Inc. (the "Company") was incorporated in Oklahoma on October 6, 1998. The Company has been in the exploration stage since inception and has no operating history other than organizational matters until February of 2001.


          On February 22, 2001, the Company was granted a perpetual license to use a proven method of precious metal extraction that yields approximately 99% pure platinum metal from mineralized water. The precious metal extraction process is the result of over 10 years research and development by the inventor and owner of the process, Russell Twiford. Mr. Twiford as the owner, meaning no rights to the process may be claimed by any one else, has authorized the rights to the patent, when filed and granted, to be assigned to Texxon, Inc. Since the granting of the license, the Company has had samples from the process analyzed by three refiners of precious metals and Dr. Marion Wells, a Ph.D. from Middle Tennessee State University. The company paid Engelhard Corporation $270.00 and Sabin Metals $200.00 for analysis of the platinum produced by the company. The company paid Dr. Wells $250.00 for his analysis. Glines and Rhodes provided the assay of the company's product without any compensation. We consider the fact that platinum recovered by the process appreciated in weight over the seed platinum used in the process while also being of a purity that would enable the product to be purchased by the refiners.

          On February 22, 2001, the Company signed a one-year joint venture agreement with PGM Corporation to construct and operate a pilot plant that has been designed to be a model of a larger production facility planned by the Company. The inventor, Russell Twiford, is the President and Chief Executive Officer of PGM Corporation. Mr. Twiford as the inventor of the technology and Texxon, Inc. being recently granted a license to the technology, it was in both parties common interest to enter into the one-year joint venture to fully test the procedure and attempt to recover platinum metal in paying quantities.

          On August 1, 2001, the Company leased a Pilot Plant facility at 331 East Chilton Drive, Chandler, AZ 85225, purchased equipment to continue the process enhancement and begin limited production. The lease is through a non-affiliated party to the company. The lease amount of $3908 is due on the 1st of the month. The current lease expires May 31, 2002. The pilot plant now serves as the company's principal executive office. The pilot plant facility is approximately 5800 square feet, and allows room for simulation of production facility equipment. The Company intends to test any equipment to be utilized in the proposed production facility at the pilot plant location. Due to the lack of space, the entire production line cannot be constructed and tested. The Company intends to test these pieces of equipment on a smaller production line scale. For example, if a production line will require 20 tanks, the same equipment may be tested using only 3 or 4 tanks.

          In August 2001, the Company sold 3,146,784 shares of common stock to 23 accredited and 22 non-accredited investors for aggregate consideration of $440,550 under a private offering at $.14 per share. This price was arbitrarily selected by the Company. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status and having not had sales of securities exceeding $1,000,000 in a 12 month period.

          On October 18, 2001, the Company consulted a patent attorney to file a provisional patent for the process. To date the patent application is still under review by the attorney and has not been filed. The Company cannot predict the filing date of our provisional patent application due to the fact the recovery process is still undergoing process enhancements. The result of our consultation with the patent attorney required more information to be gathered and the process to be more thoroughly defined.

          On February 22, 2002, the one-year joint venture agreement with PGM expired. All parties to the joint venture agreement felt that the objectives of the joint venture had been achieved. The objectives of the joint venture were to provide for organized testing of the licensed technology and to produce platinum, using the technology, in paying quantities. The platinum recovery technology was tested to the satisfaction of both parties. Both parties also agreed that there would be no benefit, to either party, to extend the joint venture to produce platinum in paying quantities. The joint venture ended on February 22, 2002, one-year from the conception and under the provisions of the agreement.

          As of February 28, 2002, the company has completed a series of test batches with widely varying results. Also, during the time since the license was issued the inventor, Russell Twiford, has made two major revisions to the process and the process enhancement is still underway to achieve a process that is both stable and commercially viable. The revisions to the process by the inventor, reduced the amount of both chemicals and materials required to recover the platinum. We have learned that the fewer dissolutions and precipitations from solution the platinum must undergo in the recovery process the more stable and consistent the process becomes. Each of the two revisions made have reduced the number of steps required to recover the platinum.

          As of May 1, 2002 the company has sold another 33,000 shares of common stock for aggregate consideration of $16,500 under another private offering at $.50 per share and 7,500 shares of common stock to an existing shareholder for the aggregate consideration of $2,625 at $.35 per share. The share price was raised from the previous price of $.14 based on the recent successful raise of $440,550 from a previous offering. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status and having not had sales of securities exceeding $1,000,000 in a 12 month period.

          On June 1, 2002, the company signed another 1-year lease for the pilot plant located at 331 E. Chilton Drive. The lease is through a non-affiliated party to the company. The lease amount of $4080 is due on the 1st of the month. The current lease expires May 31, 2003. The pilot plant continues to serve as the company's principal executive offices.


          On October 1, 2002, the company sold 285,714 shares of common stock for aggregate consideration of $40,000. The shares were sold to an existing shareholder for $.14 per share based on the shareholders original purchase price. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 506. The Company relied on this exemption based on the shareholder's "accredited investor" status and having not exceeded the 35 purchaser limitation.


     (2)  There have been no bankruptcy, receivership or similar proceedings.

     (3) There has been no material reclassification, merger, consolidation or purchase or sale of assets not in the ordinary course of business.

(b)  Business of Company

     (1)  Principal products or services and their markets

          The principal product of the Company is platinum. Platinum is a silvery metallic chemical element, a member of the six transition elements in Group VIII of the periodic table known collectively as the platinum group metals (ruthenium, rhodium, palladium, osmium, iridium, and platinum). Platinum has unique chemical and physical properties that make it essential in a wide range of industrial and environmental applications. It is also considered one of the finest of all jewelry metals. Further statements about platinum and the precious metals market are based on reports published by either Anglo Platinum, the largest commercial producer of platinum or Johnson Matthey, the largest refiner of platinum and precious metals. Both of these sources may be found on the web at www.platinum.matthey.com and www.angloplatinum.com.

          Platinum is the rarest of the precious metals. According to Platinum 2002 an annual report published by Johnson Matthey, 5.86 million ounces of platinum were produced during 2001and the industry demand for platinum rose to 6.15 million ounces exceeding 6 million ounces for the first time. 4.1 million ounces were supplied by South Africa and 1.3 million ounces were supplied by Russia combining to provide over 92% of the total platinum supplied to the market. Using traditional mining methods, approximately 10 tons of raw ore must be mined to produce one pure ounce of platinum. For example, according to Platinum 2002, page 13, The Anglo Platinum mines processed 26.8 million tonnes of ore to produce 2.11 million ounces of platinum. That is an average of 12.70 tonnes of ore processed to produce 1 ounce of platinum.

          According to Platinum 2002, page 21, over 40% of the overall platinum demand in 2001 was used in catalytic converters. European use of platinum in autocatalysts increased by 375,000oz or 55% last year to
          1.055 million ounces. According to Anglo Platinum Annual Report in 2001, the diesel segment used around 70% of the estimated 980,000 ounces of platinum required for autocatalyst applications in Europe. One of the significant growth areas for platinum demand is for catalysts fitted to diesel vehicles. The growth in this application is expected to contribute some 25% of the expected increase in platinum demand by 2010.

          According to Johnson Matthey, The ability of platinum to inhibit cell growth has been exploited to treat various forms of cancer. Most testicular cancer patients are treated with platinum based drugs. The cure rate for this type of cancer has increased with the introduction of the platinum anti-cancer drug Cisplatin. Platinum is also used in medical equipment because of its biocompatibility, electrical conductivity and visibility on x-ray images. Platinum is used in the electrodes of pacemakers and on the tips of catheters. Platinum is used to manufacture acetaminophen, the most common non-aspirin pain reliever. A wide range of platinum group metal catalysts are used in the manufacture of a variety of drugs, including treatments for asthma, heart disease, epilepsy and bacterial infections.

          The Company has licensed a process to extract platinum from mineralized water that appears to contain no platinum when analyzed by fire assay. Fire assay is an industry standard method to determine platinum content in suspected ores and solutions. The platinum recovery process ("the process") is an electro-chemical procedure utilizing platinum metal dissolved in Aqua Regia, an industry standard for the dissolution of platinum, as a catalyst to recover platinum from mineralized water sources. The process, using a series of electro-chemical steps, concentrates and precipitates not only the platinum used as a catalyst in the process, but additional platinum. The precipitate is then further refined to bring the purity into the 95% to 99% range and made available for reuse in the process or sale to a refiner. The process has several distinct steps, which are described in general terms so as not to disclose any proprietary information.

         Process

          1. Mineralized water is pumped to a process tank. Chemicals are added to precondition the water. Platinum dissolved in acid (Aqua Regia) is the added to the process tank. Further chemicals are added to the tank to precipitate the platinum out of solution.

          2. The process tank is filtered. The spent water is pumped through a series of bag filters and then a resin column to remove any remaining chemicals. The resultant water is then pumped to the drain.

          3. The precipitate is dried for a period of 12 hours. The dried precipitate is then dissolved in acid. A saturated chloride solution is added to the dissolved precipitate forming a platinum chloride.

          4. The chloride is washed and dried. The dried chloride is then placed in a kiln and allowed to heat to 1200 degrees F. The result is platinum sponge with a purity of 95% or greater. Platinum sponge is pure platinum metal in a spongy form that is derived from the reduction of platinum chloride. Platinum sponge is the final product from the process and will be sold to refiners previously identified by the company.

               The company entered into the Joint Venture agreement with PGM to validate the platinum recovery procedure. To test and further refine the recovery procedure, the Company leased the pilot plant facility and equipped it to process water on a larger scale. Through testing performed at the pilot facility, the inventor was able to identify potential areas of improvement that would not have been revealed with lab scale testing. These improvements were implemented and proven at the pilot facility.

               The revisions to the process reduced the per ounce cost of recovery, eliminating a number of chemicals and steps involved as well as waste streams. Using the pilot facility as a model, the Company can better estimate the costs of production, recovery quantities, utility and equipment costs used in projections and future capital requirements. The pilot facility also serves as the company's principal offices.


     (2)  Distribution methods of the products or services.

          Platinum produced by the process is not in its purest form. It will be sold to refining companies for further processing. The platinum sponge produced via the process may be less than 99.99% pure. Refiners will further refine the product to the 99.99% pure form to sell on the metals market.

          The company has contacted three refiners of precious metals and obtained terms under which they will purchase the product from the Company. The material terms from each refiner vary, and summaries of the terms are provided in the table below. The agreements are also included as exhibits 99.2 thru 99.4:



Refiner           Accountability   Refining Charges        Min Lot Size     Settlement Time
---------------   --------------   ---------------------   --------------   --------------------
Sabin Metals      100% of Assay    $15.00 per Troy Ounce   None             4 weeks from receipt
Engelhard Corp.   99% of Assay     $7.50 per Troy Ounce    50 Troy Ounces   5 weeks from receipt
Glines & Rhodes   95% of Assay     $1.00 per Troy Ounce    None             4 weeks from receipt


     (3)  Status of any publicly announced new product or service.

          The Company has made no public announcements.

     (4)  Competitive   business   conditions  and  the  Company's   competitive
          position.

          There are platinum mining and processing operations located throughout the world. In addition to these operations there are a variety of companies that reclaim and re-refine platinum. All of these operations supply a world market that is estimated to exceed 5 million ounces per year. While a few large traditional mining companies dominate the platinum metals industry, the Company believes their competitive position is the ability to recover platinum from mineralized water at a lower cost than traditional mining methods on a per ounce basis. This will allow the Company to produce and sell into the world platinum market even if the commodity takes a sharp downturn in price.

          A few large traditional mining companies dominate the platinum industry. According to the USGS and Johnson Matthey, the largest producer of platinum in the world is Rustenburg Platinum Mines Limited a subsidiary of Anglo American Platinum Corp. Ltd. in South Africa. Norilisk Nickel is the primary PGM producer in Russia, the second largest producing country of the world's supply. The largest competition in the United States is Stillwater Mining Company. The primary source of platinum from non-traditional mining operations is the recovery of platinum from spent catalysts, waste, scrap and coins.

          The precious metals market is a global commodity market. As with any commodity, the price of the metals market is driven based on supply and demand of the commodity. Since the Company is selling its product into this global commodity market in initial quantities well below what the larger mining companies produce, we believe the Company's production will have little, if any, material effect on the price established by the global metal market.

          Platinum is traded on the New York Mercantile Exchange (NYMEX), which is the largest physical commodities futures exchange in the world. The exchange trades in oil, gasoline, heating oil, natural gas, propane, silver, gold, platinum and palladium. The prices quoted for commodities, energy products and precious metals traded on the NYMEX form the basis for prices consumers pay for these products worldwide. http://www.platts.com

          The company has contacted three major refiners of precious metals. Engelhard Corporation, Sabin Metals Corporation, and Glines & Rhodes. Engelhard Corporation of Islen, NJ and Sabin Metal Corporation of East Hampton, NY are listed on the NYMEX Official List of Approved Assayer and Assayer/Refiners. Each refiner assayed a sample of the Company's product on which to base the afore mentioned contract. Based on those analysis, the Company believes it will be able to sell the product to any refiner willing to accept platinum with a purity of 99% or greater. All contracts based the sale of the platinum metal recovered from the process on the daily platinum spot price less any applicable refining and processing charges.

          The Company does not make any claims that these refiners validated the
          recovery   process,   only  that  the  refiners  have   expressed  the
          willingness to purchase the final product produced by the Company.

     (5) Sources and availability of raw materials and the names of principal suppliers.

          The primary raw material that the Company uses in the process is mineralized water. The Company has identified 300 acres of land with sufficient water resources and well capacities that have been tested for platinum. The land is either owned or leased by PGM Corporation. There are no formal agreements with PGM Corporation to draw mineralized water from the wells located on the property.


          The Company may purchase the other necessary chemicals from any chemical supply business. The Company has obtained quotes from two chemical suppliers in the Phoenix, AZ area. The pricing for these chemicals is not definitive and is subject to change. Currently the company has not drawn up agreements or supply contracts with these suppliers, but will explore those areas as the need for those chemicals is increased. The Company may purchase the platinum sponge needed in the process from either Sabin Metals Corporation or Engelhard Corporation and has done so in the past.


     (6)  Dependence on one or a few major customers.

          Buyers of platinum are located throughout the world. The company has contacted three major refiners of precious metals, Engelhard Corporation, Sabin Metals Corporation, and Glines & Rhodes. Each refiner has analyzed the company's product and offered terms under which they will purchase platinum from the Company. Copies of the original contracts are included as exhibit 99.2 thru 99.4.

     (7)  Patents,  trademarks,   licenses,  franchises,   concessions,  royalty
          agreements or labor contracts.


          On February 22, 2001, the Company was granted a perpetual license to use the method of precious metal extraction by the inventor and owner of the process, Russell Twiford. Mr. Twiford as the owner, meaning no rights to the process may be claimed by any one else, has authorized the rights to the patent, when filed and granted, to be assigned to Texxon, Inc. The license agreement provides for a $500,000 license fee payable to the inventor after the successful raising of two million dollars by the company. The license agreement also provides a 5% royalty payable to the inventor based on platinum sales made by the company using the extraction process. A copy of the license agreement is included as exhibit 6.2. As of June 30, 2002, the Company has raised $465,675 through private placements of the Company's common stock. The Company intends to raise the remaining $1,534,325 of the $2 million with further private placements of the Company's common stock. The Company will raise the remaining funds to achieve the $2 million goal on a best efforts basis and cannot predict or anticipate when those funds will be successfully raised. Please also reference the RISK FACTORS section.


          On February 22, 2001, the Company signed a one-year joint venture agreement with PGM Corporation to construct and operate a pilot plant that has been designed to be a model of a larger production facility planned by the Company. The inventor, Russell Twiford, is the President and Chief Executive Officer of PGM Corporation. As the inventor of the technology and Texxon, Inc. being recently granted a license to the technology, it was in both parties common interest to enter into the one-year joint venture to fully test the procedure and attempt to recover platinum metal in paying quantities.

          On August 1, 2001, the Company entered into written employee agreements with Gifford M. Mabie III and Mark L. Lindsey. The agreements are the same for each employee of the company. Copies of the agreements are included as exhibits 6.4 and 6.5 respectively.

          On August 31, 2001, the Company entered into a written consulting agreement with Dean Guise. Under the agreement, Dean Guise provided consulting services for compensation in common stock. Mr. Guise desires to act as a consultant and provide general business, consulting and advisory services to the company. A copy of the agreement is included as exhibit 6.8.

          On October 18, 2001, the Company consulted a patent attorney to file a provisional patent for the process. To date the patent application is still under review by the attorney and has not been filed. The Company cannot predict the filing date of our provisional patent application due to the fact the recovery process is still undergoing process enhancements to become commercially viable. The result of our consultation with the patent attorney required more information to be gathered and the process to be more thoroughly defined.

          On February 22, 2002, the one-year joint venture agreement with PGM expired. All parties to the joint venture agreement felt that the objectives of the joint venture had been achieved. The objectives of the joint venture were to provide for organized testing of the licensed technology and to produce platinum, using the technology, in paying quantities. The platinum recovery technology was tested to the satisfaction of both parties. Both parties also agreed that there would be no benefit, to either party, to extend the joint venture to produce platinum in paying quantities. The joint venture ended on February 22, 2002, one-year from the conception and under the provisions of the agreement.


          On May 13, 2002, the Company entered into a written consulting agreement with Dr. Mick Bjelopavlic. Under the agreement, Dr. Bjelopavlic will provide consulting services for compensation of 20,000 shares of common stock. Dr. Bjelopavlic desires to act as a consultant and provide general chemical processing services to the company. A copy of the agreement is included as Exhibit 6.9.


     (8)  Need for any government approval of principal products or services

          The Company is not aware of any government approval required for the product.

     (9) Effects of existing or probable governmental regulations on the business.

          The Company may require a mining permit from the State of Arizona for the operations and may require an Aquifer Protection Permit if it is determined that the processing facility discharges. (Arizona Revised Statutes (A.R.S.) 49-241 - 252)).

          A "discharge" (A.R.S. 49-201.12) means the addition of a pollutant from a facility either directly to an aquifer or to the land surface of the vadose zone in such a manner that there is a reasonable probability that the pollutant will reach an aquifer. In addition to the general definition above, the following are considered to be "discharging" facilities that require permits, unless exempted, or the director determines that the facility will be designed, constructed, and operated so that there will be no migration of pollutants directly to the aquifer of to the vadose zone.

          We believe that the process does not create any pollutants. The Company believes that an Aquifer Protection Permit will not be required. The company would also be required to comply with any environmental restrictions under the Clean Water Act of the Environmental Protection Agency if the water sources are within the United States, or comply with foreign environmental regulations and submit written permits from those governmental agencies.

     (10) Research and Development expenditures during each of the last two fiscal years.

          During the Fiscal Year ending 2000, the company did not conduct any research and development.

          During the Fiscal Year ending 2001, the company spent approximately $275,000 for process enhancement of the platinum recovery process. These expenses include, but are not limited to, $71,355 for the purchase of equipment; $10,565 for the purchase of chemicals and platinum sponge; and $193,266 for consulting fees paid by the company.

     (11) Costs and effects of compliance with environmental laws.

          The Company is currently using resin columns to remove any potential contaminants from the post-process water. The resin columns, designed by Ionics Pure Solutions of Phoenix, AZ, implement a bed of ion exchange resin. The Company leases the resin columns from Ionics Pure Solutions for use in the Pilot Plant Facility in Chandler, AZ to meet the discharge requirements for the City of Chandler Water Department. Increasing the throughput of the columns would not significantly impact the financial viability of the Company. The columns are located on site at the pilot plant. The monthly lease payment of $37.74 provides for the regeneration or replacement of the resin column beds by Ionics Pure Solutions. The current lease is open-ended and the company will continue to lease the columns from Ionics Pure Solutions unless a more cost effective procedure is available.

          If it is determined by the Arizona Department of Environmental Quality
          (ADEQ) that an Aquifer Protection Permit (APP) is required, the Company will have to comply with the regulations and submit a permit application. The costs to obtain an APP are estimated to be $75,000. The yearly maintenance and sampling requirements are estimated to be $7,500 per year.

          The Company has had the chemical waste stream analyzed by a waste disposal company. The chemical waste disposal for the Company is estimated to be $3,000 per month or $36,000 per year with 2 production lines in operation.

     (12) Number of total employees and number of full time employees.


          The Company currently has no full time employees. We have two part time employees. On August 1, 2001, we entered into written employment agreements with Gifford M. Mabie III and Mark L. Lindsey. For details about the employment agreements, see Item 7. Patents, Trademarks, Licenses, Royalty Agreements or Labor Contracts and exhibits 6.4 and
          6.5. Our employees are each engaged in other business activities, subject to the limitations of their respective employment agreements. Therefore, potential conflicts exist as the employees must divide their time and divide their efforts in areas that are common to research and development stage companies.


(c)  Reports to security holders

     The Company is voluntarily filing this Form 10-SB with the Securities and Exchange Commission. As a reporting company, we will be required to file quarterly and annual reports in addition to registration statements pursuant to the sale of stock or granting of options.

     The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

     The Company's website is http://www.texxoninc.com

Item 2.  Management's Discussion and Analysis or Plan of Operation.

(a)  Plan of Operation

                                  RISK FACTORS

     Some of the statements contained in this registration statement, including information incorporated by reference, discuss future expectations, or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors, several of which are beyond the Company's control that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. In light of the risks, assumptions, and uncertainties involved, there can be no assurance that the forward looking information contained in this Registration Statement will in fact transpire or prove to be accurate.

We Have A Limited Operating History

     We have only been operating since October 1998. Accordingly, we have a limited operating history upon which an evaluation of our performance and prospects can be based. We face all of the risks common to companies in their early stage of development, including:

      -Under Capitalization
      -Cash Shortages
      -An Unproven Business Model
      -A Product in the Development Stage
      -Lack of Revenue, Cashflow, and Earnings to be Self-sustaining

     Our failure to successfully address any of the risks described above will have a material adverse effect on our business, financial condition and on the price of our common stock.

We Expect Future Losses

     As of June 30, 2002, we have lost $645,541 since the date of inception, October 6, 1998. We expect to continue to incur losses until we commence the operation of our production plant. We expect to incur losses during the operation of our pilot plant. There is no assurance that we will be able to develop commercially viable products or to generate net revenue from the sale of our products, or to achieve or maintain profitable operations.


Our Products Are Still In Development

     Texxon has no products or services for sale at this time. The platinum extraction process is still in the process enhancement stage. Platinum has not yet been produced using a continuous process that will be required for profitable operations. We have not submitted to or received environmental approval from regulatory authorities. Permits may be required before we can operate the extraction process in the United States. There is no assurance that the process will be commercially viable or that the regulators will approve the process for use in the U.S.

If We Cannot Generate Adequate, Profitable Sales Of Our Products, We Will Not Be Successful

     In order to succeed as a company, we must develop a commercially viable product and sell adequate quantities at a high enough price to generate a profit. We may not accomplish these objectives. Even if we succeed in developing a commercially viable product, a number of factors may affect future sales of our product. These factors include:

     -  The world market price of platinum;
     - Acceptance of the grade of platinum as produced by our technology by manufacturers and other purchasers; and
     -  Whether the cost of our product is competitive in the marketplace.

We Must Raise Additional Funds To Commence Operations

     We require substantial additional working capital to build, equip and commence production after completing pilot plant operations. There is no assurance that the additional capital required will be available to Texxon on acceptable terms when needed, if at all. To the extent that additional financing proves to be unavailable when needed, the Company would, in all likelihood, be compelled to abandon plans of constructing a production facility, and would have minimal capital remaining to pursue other opportunities. The failure by the Company to secure additional financing, if needed, could also have a material adverse effect on the continued development or growth of planned operations. The Company has no arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the best interests of the Company. Any additional capital may involve substantial dilution to the interests of Texxon's then existing shareholders.

We May Not Be Able To Borrow Funds If Needed

     There currently are no limitations on the Company's ability to borrow funds to increase the amount of capital available to the Company to complete its business plan. However, the limited resources of the Company and lack of operating history will make it difficult to borrow funds. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, the Company's perceived ability to meet debt service on any such borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or sought, would be available on terms deemed to be commercially acceptable by and in the best interests of the Company. The inability of the Company to borrow funds required to fund the pilot operations, or to provide funds for an additional infusion of capital into a production facility, may have a material adverse effect on the Company's financial condition and future prospects. Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest.

We Are Unable To Ascertain Risks Relating To The Industry

     The Company has limited experience in the precious metals industry and may not be aware of all the customs, practices and competitors in that industry. The consultants that the Company plans to retain may not have had sufficient experience to enable the Company to completely understand the characteristics of the industry. The Company will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. An extremely high level of risk frequently characterizes certain industries, which experience rapid growth. Although management will endeavor to evaluate the risks inherent in this particular industry, there can be no assurance that the Company will properly ascertain or assess all such risks.

We May Not Be Able To Market And Distribute Our Products

     Our success depends, in part, on our ability to market and distribute our products effectively. We have no experience in the sale or marketing of precious metals. We have no marketing or distribution capabilities and we will need to retain consultants that have contacts in and understand the precious metals marketplace. We may not be successful in entering into marketing arrangements, whether engaging independent distributors or recruiting, training and retaining a marketing staff and sales force of our own.

Intense Competition Could Harm Our Financial Performance

     There are a number of companies, universities and research organizations actively engaged in research and development of technology that may be similar to the precious metals extraction process that has been licensed by Texxon. Our competitors may have substantially greater assets, technical staffs, established market shares, and greater financial and operating resources than we do. There is no assurance that we can successfully compete.

We Do Not Own The Process And Will Not Own Any Improvements

     The precious metals extraction technology is owned by Russell Twiford and licensed to Texxon. Improvements to the process will be owned by Mr.
     Twiford. The process owner is responsible for recording all parts and specifications of the invention and to cooperate and coordinate with Texxon on any patent filings and to provide copies of material documents relevant to any such filings. The process owner may be unwilling or unable to provide the information required for the protection of the invention.

There May Be Competing Products In The Future

     If competing products are able to generate an increased supply of platinum, the company could suffer the adverse effects of a price decline which may affect the profitability of the company. There is no assurance that competing products will not be developed.


Our Lack Of  Patent Protection Could Adversely Affect Our Ability To Compete

     The precious metal extraction process is not currently covered by any U.S. or foreign patent. If part or all of the process is acquired by others, the Company will not have any patent protection and if patents were filed by others, the Company may be prevented from continuing operations if the extraction process infringes on the patent filed by others.


We Are Dependent Upon The Services Of The Researchers And Our Employees

     The precious metals extraction process has been developed by Russell Twiford. The pilot plant and subsequent production facility will be operated by the officers of the Company under the guidance of Mr. Twiford. The loss of the services of Mr. Twiford and the inability to retain an acceptable substitute could have a material adverse effect on Texxon. The License Agreement with Mr. Twiford continues in effect in perpetuity.


     The Company is dependent upon the services of its officers and consultants. The loss of the services of these key personnel or the inability to retain such experienced personnel could have a material adverse effect on Texxon. The officers of Texxon have entered into employee agreements with the Company that provide for automatic two-year renewals after the expiration of the initial term, August 1, 2002. The company does not currently maintain key man insurance on the officers of the company. For further discussion about the employee agreements please refer to Item 5 Directors and Executive Officers, Promoters and Control Persons.


Concentration Of Stock Ownership

     Our officers, consultants and our key employees own a substantial number of shares of the outstanding common stock. The joint venture agreement provides that Texxon must exercise the right to acquire PGM within 30 days after the end of the first fiscal year of profitable operations. Texxon will exercise the right to acquire PGM. The Joint Venture Agreement requires the issuance of up to 12,000,000 shares pursuant to the acquisition of PGM Corporation. Accordingly, these groups of shareholders, and potential shareholders, exercise substantial influence over our business and the election of members to the Board of Directors. If the acquisition of PGM occurs, the shareholders of PGM may impose conditions that would have a negative impact on the operations of the Company.

Unanticipated Obstacles to Execution of the Business Plan

     The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Protection for Proprietary Rights; Reliance on Trade Secrets

     In certain cases, for example exact timing, operating temperatures or measurements, where the disclosure of this or similar information required to obtain a patent would divulge proprietary data, the Company may choose not to patent parts of the proprietary technology and processes which the Company has developed or may develop in the future and rely on trade secrets to protect the proprietary technology and processes. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of technology information and data which may be deemed proprietary to others.

Broker - Dealer Sales of Shares

     The Company's Common Stock is not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

     There is no trading market for our common stock and there is no assurance that a trading market will ever be established, developed or maintained. Even if our common stock is approved for trading over-the-counter, we will be subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended. In general, the penny stock rules apply to non-NASDAQ or non-national stock exchange companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document, quote information, broker's commission information and rights and remedies available to investors in penny stocks. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. These "penny stock rules," therefore, may make it difficult, if not impossible, to sell your shares.

Offering Price

     The price of the Shares offered has been arbitrarily established by Texxon, Inc., considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to Texxon, Inc.

Projections:  Forward Looking Information

     Management has prepared projections regarding Texxon, Inc.'s anticipated financial performance. The Company's projections are hypothetical and based upon the historical financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business of Texxon, Inc. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by Texxon, Inc.'s independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into Texxon, Inc.'s market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of Texxon, Inc.'s operations, those results cannot be guaranteed.

Limited Experience Of Management And Potential Conflicts Of Interest

     The officers and consultants of Texxon have had limited experience in the precious metals industry. In addition, the consultants retained by the Company are associated with other firms involved in a range of business activities. Consequently, there are potential conflicts of interest. The company may suffer damage if the consultants are involved with other companies that are pursuing the development of a similar technology and inadvertently or intentionally disclose proprietary information to these companies. The Articles of Incorporation and the bylaws of the company do not provide for the resolution of conflicts of interest, however the agreements with the inventor and consultant provide for arbitration of disputes. If a conflict of interest develops, the Company will seek resolution by arbitration. Management estimates that not more than 50% of the consultants' time will be devoted to Texxon's activities.


There Is Limited Likelihood Of A Regular Trading Market For The Common Stock

     A public market for the common stock does not exist and there can be no assurance that one will ever develop, or if developed, will continue. Creation of a public market for the common stock depends on, (i) acceptance of the Company on an exchange or interdealer quotation system, (ii) filing of a Form 15c211 with NASDAQ for trading on the bulletin board, or (iii) registration of the shares through a registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"). Such actions may be costly and difficult and could potentially fail. If so, it would substantially hinder the liquidity of the common stock. If no market develops, it may be difficult or impossible for the holders of the common stock to sell their securities if they should desire to do so. In addition, there are substantial restrictions on the sale or transfer of common stock imposed by federal and state security laws, if the shares of common stock of the Company are not registered through a registration statement. If the shares are registered, there are no assurances that a regular trading market will develop for any of the common stock and that, if developed, any such market will be sustained.

Going Concern

     We are an Exploration stage company with no revenues. We will not have revenues until such time as a commercially viable production facility is developed. Until then, development efforts will depend upon our ability to raise sufficient operating capital. If such capital is not raised, we will not be able to continue as a going concern.

     (i)  Cash Requirements

          The Company's plan of operation for the next 12 months is to fund the acquisition of a license for the precious metal recovery technology. Provisions of the license agreement call for the company to pay the inventor, Russell Twiford, $500,000 upon successfully raising $2,000,000 or more. To date, a payment of $25,000 toward the $500,000 license agreement has been paid. The company's plan is also to fund the expansion of the pilot plant and to fund, construct and operate a production facility.

          The Company will have to raise approximately $6,000,000 to operate the pilot plant and construct and equip the processing facility.

Description                       Reference           Schedule          Amount
--------------------------------- ------------------- ------------- -----------
Technology License                License Agreement   Schedule A      $475,000
Pilot Plant                                           Schedule A    $1,024,900
Production Plant                                      Schedule B    $2,000,000
Production Lines - 2 Lines                            Schedule C    $2,000,000
Operating Capital and Materials                       Schedule C      $500,000
                                                                    -----------
Total                                                               $5,999,900

Schedule A

Schedule A relates to the pilot plant operation. This schedule provides for the remaining $475,000 to be paid to the inventor as specified in the License Agreement. Schedule A also breaks down the costs associated with the operation and expansion of the Pilot Plant Facility.

Schedule B

Schedule B relates to the proposed production facility. This schedule provides for the acquisition or construction of the production facility, the costs associated with furnishing the facility and the operation of the facility.

Schedule C

Schedule C relates to the costs associated with the production lines in the proposed production facility. The initial plan of operations for the production facility, is the installation of 2 production lines. Schedule C provides for the equipment, engineering and installation costs for 2 production lines. This schedule also provides for the operational costs associated with running the two production lines.


     (ii) Research and Development objectives during the next 12 months are:

          1.   Verify the platinum recovery using water from different sources.

          2. Investigate alternative filtering methods to decrease the time required to filter platinum concentrate from the water.

          3. Investigate drying techniques to increase the yield from the platinum concentrate.

          4. Design remedial systems to insure that the production facility does not discharge improperly.

          5. Using the process described above, investigate the recovery of other platinum group metals.

     (iii)Any expected purchase or sale of plant and significant equipment

          The purchases of plant and equipment are described in Schedules A - C.

     (iv) Any expected significant changes in number of employees

          We do not expect any significant changes in the number of employees.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations


     The Company is in the early stages of development and has not yet established sources of revenues sufficient to fund the development of business and pay current operating expenses. As shown in the accompanying financial statements, the Company incurred a net loss of $645,541 during the period from October 6, 1988 (date of inception) to June 30, 2002. Management intends to provide the necessary development and operating capital through sales of its common stock and commencement of sales of the Company's product. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital and commence sales of platinum derived from the Company's product. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.


     On February 22, 2001 the Company was granted a license to a platinum recovery process. Also on that date, the Company entered into a one-year joint venture with PGM Corporation, a company to which the inventor is the President and CEO. On February 22, 2002 the joint venture expired. All parties to the joint venture felt the objectives of the joint venture had been achieved. The objectives of the joint venture were to provide for organized testing of the licensed technology and to produce platinum, using the technology, in paying quantities. The platinum recovery technology was tested to the satisfaction of both parties. Both parties also agreed that there would be no benefit, to either party, to extend the joint venture to produce platinum in paying quantities. The joint venture ended on February 22, 2002, one-year from the conception and under the provisions of the agreement.

     The Company completed a private offering on August 31, 2001. The proceeds from the offering allowed the Company to lease a facility and purchase equipment to begin pilot operations using the platinum recovery process. In October 2001, the Company consulted with a patent attorney to begin the process of filing a provisional patent application for the recovery process. To date the patent application has not been filed.

     As of February 28, 2002, the company has completed a series of test batches with widely varying results. Also, during the time since the license was issued the inventor, Russell Twiford, has made two major revisions to the process and the process enhancement is still underway to achieve a process that is both stable and commercially viable. The revisions to the process by the inventor, reduced the amount of both chemicals and materials required to recover the platinum. We have learned that the fewer dissolutions and precipitations from solution the platinum must undergo in the recovery process the more stable and consistent the process becomes. Each of the two revisions made have reduced the number of steps required to recover the platinum.

     As of June 30, 2002, technology development has matured to the point where small amounts of platinum can be produced during each production cycle. The company plans to continue production at current levels to accumulate the data required to meet the requirements of lenders and support a valuation that will be sufficient to secure investment from equity investors. Should a cash shortage occur during this time, the founders and major shareholders have pledged short-term loans sufficient to maintain operations for the period of time required to accumulate production data.

     The plan of operation assumes that the production facility and two production lines will be constructed during the twelve-month period that the research described above is being conducted. The production facility requires no special construction. The Company has the alternative of leasing a building in an area zoned heavy industrial. The equipment required for the production lines are standard equipment and are available. There is no single piece of equipment that would require a lead-time of more than 90 days. Additional production lines will be constructed and equipped using funds from operations. The Company has elected to fund the acquisition of the license and construct the pilot plant first, report the results of pilot plant operation and then secure financing for the balance of the project.

     The metals markets are volatile. An increase in the price of platinum will increase the net sales of the Company and a decrease in the price of platinum will decrease the net sales of the company. Operating margins are such that the price of platinum would have to decrease to $235 per ounce before the projected costs of production would exceed the selling price.

Item 3 Description of Property.

     The Company currently leases a pilot facility at 331 East Chilton Drive, Chandler, AZ 85225. Phone (480) 926-5508, fax (480) 926-0688. The lease is through a non-affiliated party to the company. The lease amount of $4080 is due on the 1st of the month. The current lease expires May 31, 2003.

Item 4 Security Ownership of Certain Beneficial Owners and Management.


     The following table sets forth information as of October 1,2002, with respect to Common Stock of the Company owned by, the directors and officers of the Company, and other individuals who own more than 5% of the outstanding and voting Common Stock.





 Title of Class      Name of Beneficial Owner       Relationship to      Shares Beneficially        Percent of Class
                                                        Company                 Owned                  Outstanding
----------------- ------------------------------- -------------------- ------------------------- ------------------------
Common            Gifford Mabie III                Officer/Director                   1,000,000                    9.08%
Common            Mark Lindsey                     Officer Director                   1,000,000                    9.08%
Common            Dean Guise                       Beneficial Owner                     821,200                    7.45%
Common            Dr. Robert Yoe Jr.               Beneficial Owner                     785,714                    7.13%
Common            Robert Yoe III                   Beneficial Owner                   1,000,000                    9.08%




(c)  Changes in Control

     There are no arrangements that may result in a change in control of the Company

Item 5 Directors and Executive Officers, Promoters and Control Persons.

(a)  Identify directors and executive officers

     (1)  - (4) Names, Ages, Position and business experience

          The following table sets forth information concerning the directors, and officers of the Company:

Name                   Age     Title
---------------------- ------- -------------------------------------------------
Gifford Mabie III          32  President, Director
Mark Lindsey               33  Vice President, Secretary and Treasurer, Director


          Gifford Mabie III, age 32, has been President and Director of the Company since January 1, 2001 and will continue to devote approximately 70% of his time toward the business. From June 1998 to March 2000, Mr. Mabie completed the Year 2000 (Y2K) Audit for Nissan Motor Manufacturing Corporation, the largest manufacturing facility (6 million square feet) under one roof in North America. This included the project management and documentation for 8 individual plants located on the Smyrna, TN and Decherd, TN sites. From 1996 to 1999 Mr. Mabie worked as a senior engineer for Instrument Controls Service. with responsibilities including project management and engineering team management. From 1999 to 2001, Mr. Mabie was previously the Engineering Sales Manager for Performance Technical Services, Inc., an integration and engineering firm in Murfreesboro, TN. His responsibilities included business development for the Mid-South Region, engineering sales and regional office management. He holds a Bachelors of Science degree in Engineering Technology with a major in computer systems from Memphis State University.

          Mark L. Lindsey, age 33, has been Vice President and Director of the Company since January 1, 2001 and will continue to devote approximately 70% of his time toward the business. From 1991 to 2001, Mr. Lindsey worked as an electrical engineer in industrial automation, process design and process automation. This experience was gained under the employment of several engineering and automation firms including; Instrument Controls Service, Behrent Engineering, AZO Inc. and Performance Technical Services, Inc. From 1996 to 2001, he was a Senior Project Engineer with responsibilities including project cost tracking, hardware design, control system specification and implementation, and management of staff Project Engineers. From 1999 to 2001, Mr. Lindsey served as the Engineering Manager for Performance Technical Services, Inc., an integration and engineering firm in Murfreesboro, TN. His responsibilities included project cost analysis, project feasibility and viability studies and management of engineers from both the home and regional offices. He holds a Bachelors of Science degree in Engineering Technology with a major in electrical engineering from Memphis State University.


          The Employment Agreement dated August 1, 2001 executed by Gifford Mabie III provide in Section I that "Mabie shall perform duties ("duties") for the Company as Chief Executive Officer and President of the Company as set forth in the Company's Articles of Incorporation and Bylaws and shall report to the Company's Board of Directors (the "Board"). During the term of this Agreement, Mabie shall devote such working time, attention and energies to the business of the Company, as is necessary or appropriate for the performance of his duties as Chief Executive Officer and President of the Company" and that "Mabie shall be responsible for the Company's substantive and financial reporting requirements of the Securities Exchange Act of 1934 as amended. Mabie is specifically allowed to hire any and all professionals necessary to assist this process."



          The Employment Agreement dated August 1, 2001 executed by Mark Lindsey provide in Section I that "Lindsey shall perform duties ("duties") for the Company as Director and Vice-President of the Company as set forth in the Company's Articles of Incorporation and Bylaws and shall report to the Company's Board of Directors (the "Board"). During the term of this Agreement, Lindsey shall devote such working time, attention and energies to the business of the Company, as is necessary or appropriate for the performance of his duties as Director and Vice-President of the Company."



          As per exhibits 6.4 and 6.5, the employee agreements provide for termination with cause, without cause, resignation and resignation due to change in control. Any decision to terminate the employee under this agreement shall require an affirmative vote of more than 66-2/3% of the board except in the event of death. In each instance the company shall pay the employee's salary through the date of termination and any amounts the employee is entitled to under any company employee benefit plan. The employee agreements for Mr. Mabie and Mr. Lindsey are included as exhibits 6.4 and 6.5 respectively.


     (5)  Other directorships

          None

(b)  Key employees and technical consultants

     The following persons are key employees or technical consultants, but none of them is an officer or director:

     Russell H. Twiford, age 68, is the inventor of the precious metal extraction technology and the President and Chief Executive Officer of PGM Corporation. Mr. Twiford has been involved in the research for the past 20 years that has resulted in the development of the technology. During this time he has assisted several mining companies in developing new techniques that improve the recovery of precious metals. He is also owner of Global Ventures, a private firm that offers laboratory and consulting services in the precious metals field. Global Ventures is recognized for capabilities to perform standard fire assays, wet chemical procedures, hydrogen furnace completions, and Atomic Absorption (AA) analysis. The firm also has grinding and pulverizing facilities. Mr. Twiford has been a consultant for Global Platinum + Gold, Inc. (GPGI) for over 18 years and developed the initial technology used by GPGI. He has completed specialized courses at the University of Wyoming and the University of Nebraska.


(c)  Family relationships

     None

(d)  Involvement in certain legal proceedings

     None

Item 6  Executive Compensation.

     Mr. Mabie and Mr. Lindsey have been compensated for consulting services. It is anticipated that upon funding of the production facility, Mr. Mabie and Mr. Lindsey will each receive an annual salary and devote full time to the affairs of the Company.

(b)  Summary compensation table


                           SUMMARY COMPENSATION TABLE

                                                                        Long Term Compensation
                                                                 -----------------------------------
                                        Annual Compensation               Awards             Payouts
                                -------------------------------  -------------------------   -------
       (a)               (b)      (c)      (d)         (e)           (f)           (g)         (h)         (i)
----------------------   ----   ------    -----    ------------  ----------   ------------   -------   ------------
                                                                 Restricted     Securities
                                                   Other Annual       Stock     Underlying      LTIP      All Other
Name and Principle              Salary    Bonus    Compensation    Award(s)   Options/SARs   Payouts   Compensation
Position                 Year      ($)      ($)             ($)         ($)            (#)       ($)            ($)
----------------------   ----   ------    -----    ------------  ----------   ------------   -------   ------------
Gifford M. Mabie III     2001       $0       $0     $35,000 (1)          $0        750,000        $0             $0
  CEO
Mark L. Lindsey          2001       $0       $0     $35,000 (2)          $0        750,000        $0             $0
  Vice Pres, Treasurer


     (1)  $35,000 paid to Gifford M. Mabie III as a consulting fee.

     (2)  $35,000 paid to Mark L. Lindsey as a consulting fee.

Item 7 Certain Relationships and Related Transactions

     To this date, the Company has had no operating business and engaged in no transactions in which Mr. Mabie or Mr. Lindsey has had any direct or indirect material interest. Should the Company engage in any such transaction in the future, Mr. Mabie's and Mr. Lindsey's interest therein would arise only from his ownership of Common Stock of the Company and would receive no extra or special benefit that was not shared equally (pro rata) by all holders of Common Stock of the Company.

     The Company currently does not have written into its By-Laws or Articles of Incorporation any procedures for resolving conflicts of interest. However, the By-Laws do provide for the amendment of the Articles of Incorporation to include such procedures if deemed necessary by the board of directors.

Item 8 Description of Securities

     Common Stock


     The  Company is  authorized  to issue  45,000,000  shares of Common  Stock,
     $0.001 par value per share, of which 11,017,998 shares were issued and outstanding as of October 1, 2002. The holders of outstanding Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors may from time to time determine. The Company has no present intention of paying dividends on its Common Stock. Upon liquidation, dissolution or winding up of the Company, and subject to the priority of any outstanding Preferred Stock, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock at the time outstanding. No holder of shares of Common Stock has a preemptive right to subscribe to future issuances of securities by the Company. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to stockholders.

     Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which no shares are issued and outstanding. The Company's Board of Directors is authorized to issue the Preferred Stock in one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividends rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting rights of the holders of Common Stock and could have certain anti-takeover effects.

     Registration Rights

     The outstanding shares of Common Stock have certain registration rights described in Part II, Item 1.

     ANTI-TAKEOVER PROVISIONS

     The Company may become subject to the anti-takeover provisions of Section 203 of the Oklahoma General Corporation Law. In general, such statute prohibits a publicly-held Oklahoma corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person become an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Company acts as its own transfer agent for its Common Stock.

                                     PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

(a)  Market Information

     (1) The Company's Common Stock is currently not traded on any public trading market. Management does not currently anticipate that any market for its Common Stock will develop until such time, if any, as the Company has successfully implemented its business plan.

     (2)  (i) Stock Options

          On January 1, 2001, the Company issued to its officers options to purchase a total of 1,500,000 shares of the Company's common stock at an exercise price of $0.001 per share. These options expire ten years from the date of grant and are only exercisable upon the completion of the 1st quarter of profitable production plant operation.

          On January 1, 2001, the Company granted certain consultants options to purchase up to 2,000,000 shares of the Company's common stock at an exercise price of $0.001. These options are exercisable only after the Company's common stock has been trading for thirty days on a listed exchange or on the OTC Bulletin Board. These options expire in ten years from the date of grant.


         (ii)

          Of the 11,017,998 shares of common stock issued and outstanding as of October 1, 2002, 321,214 are not eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act until one year from the date of issuance. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock to be sold for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

(b)  Holders


     At October 1, 2002, there were 11,017,998 shares of Common Stock issued and outstanding and held of record by 74 stockholders.


(c)  Dividends

     The Board has not declared and does not anticipate declaring any dividends. We have not declared or paid, and for the foreseeable future we do not anticipate declaring or paying, dividends on our common stock.


Item 2 Legal Proceedings

     The Company is not subject to any pending legal proceedings.

Item 3 Changes in and Disagreements with Accountants

     None

Item 4 Recent Sales of Unregistered Securities

     The Company issued 3,000,000 shares of its common stock at par value to its founders in exchange of subscriptions during 2000.

     During 2001, the subscriptions were paid in full in cash. In addition, the Company issued 3,500,000 shares of its common stock at par value to its founders on June 1, 2001. The shares were issued without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status.

     In August 2001, the Company sold 3,146,784 shares of common stock to 23 accredited and 22 non-accredited investors for aggregate consideration of $440,550 under a private offering at $.14 per share. This price was arbitrarily selected by the Company. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule
     504. The Company relied on this exemption based on its current "non-reporting" status and having not had sales of securities exceeding $1,000,000 in a 12 month period.

     In August 2001, the Company issued 25,000 shares of its common stock with a basis of $.14 a share for a Toshiba Phone System valued at $3,500. This price was selected by the Company based on the recent offering price. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status and having not had sales of securities exceeding $1,000,000 in a 12 month period.

     In August 2001, the Company issued 1,000,000 shares of its common stock with a basis of $.14 a share for consulting services under the Dean Guise agreement included as exhibit 6.8. The consulting services were valued at $140,000. This price was selected by the Company based on the recent offering price. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status and have not had sales of securities exceeding $1,000,000 in a 12 month period.

     As of May 1, 2002 the company has sold another 33,000 shares of common stock for aggregate consideration of $16,500 under another private offering at $.50 per share and 7,500 shares of common stock to an existing shareholder for the aggregate consideration of $2,625 at $.35 per share. The share price was raised from the previous price of $.14 based on the recent successful raise of $440,550 from a previous offering. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status and having not had sales of securities exceeding $1,000,000 in a 12 month period.


     On May 13, 2002, the Company issued 20,000 shares of its common stock with a basis of $.35 a share for consulting services to Dr. Mick Bjelopavlic. The consulting services were valued at $7,000. This price was selected by the Company based on the recent sale of common stock at $.35 per share. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 504. The Company relied on this exemption based on its current "non-reporting" status and the company not having had sales of securities exceeding $1,000,000 in a 12 month period. A copy of the agreement is included as Exhibit 6.9.



     On October 1, 2002, the company sold 285,714 shares of common stock for aggregate consideration of $40,000. The shares were sold to an existing shareholder for $.14 per share based on the shareholders original purchase price. The shares were sold without registration in reliance upon the exemption provided by Regulation D, Rule 506. The Company relied on this exemption based on the shareholder's "accredited investor" status and having not exceeded the 35 purchaser limitation.



Item 5. Indemnification of Directors and Officers

     The Company's Certificate of Incorporation (the "Certificate") and Bylaws include provisions that eliminate the directors' personal liability for monetary damages to the fullest extent possible under Oklahoma Law or other applicable law (the "Director Liability Provision"). The Director Liability Provision eliminates the liability of directors to the Company and its stockholders for monetary damages arising out of any violation by a director of his fiduciary duty of due care. Under Oklahoma Law, however, the Director Liability Provision does not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or any transaction from which the director derived an improper benefit. Furthermore, pursuant to Oklahoma Law, the limitation on liability afforded by the Director Liability Provision does not eliminate a director's personal liability for breach of the director's duty of due care. Although the directors would not be liable for monetary damages to the corporation or its stockholders for negligent acts or omissions in exercising their duty of due care, the directors remain subject to equitable remedies, such as actions for injunction or rescission, although these remedies, whether as a result of timeliness or otherwise, may not be effective in all situations. With regard to directors who also are officers of the Company, these persons would be insulated from liability only with respect to their conduct as directors and would not be insulated from liability for acts or omissions in their capacity as officers.

     Oklahoma Law provides a detailed statutory framework covering indemnification of directors, officers, employees or agents of the Company against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors, officers, employees or agents. Section 145 of the Oklahoma General Corporation Law ("Section 145") provides that a director, officer, employee or agent of a corporation (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director has been adjudged liable to the corporation.

     Oklahoma Law also permits a corporation to elect to indemnify its officers, directors, employees and agents under a broader range of circumstances than that provided under Section 145. The Certificate contains a provision that takes full advantage of the permissive Oklahoma indemnification laws (the "Indemnification Provision") and provides that the Company is required to indemnify its officers, directors, employees and agents to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary, provided, however, that prior to making such discretionary indemnification, the Company must determine that the person acted in good faith and in a manner he or she believed to be in the best interests of the Company and, in the case of any criminal action or proceeding, the person had no reason to believe his or her conduct was unlawful.

     In furtherance of the objectives of the Indemnification Provision, the Company may also enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Certificate and Bylaws. Such indemnification agreements may be necessary to attract and retain qualified directors and executive officers.

     The inclusion of provisions limiting the liability of the Company's officers and directors may have the effect of reducing the likelihood of derivative litigation against the officers and directors in the future and may discourage or deter stockholders or management from bringing a lawsuit against the officers and directors for breach of their duty of care, even though such action, if successful, might otherwise have benefited the Company and its stockholders.




                                    PART F/S

The financial statements and supplemental data required by Item 310 of Regulation S-B are attached hereto

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TEXXON, INC.


                                       By:   /s/ Gifford Mabie III
                                       -----------------------------------------
                                       Gifford Mabie III, President and CEO

 Dated:  November 01, 2002

                                    PART F/S


                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Texxon, Inc.


We have audited the accompanying balance sheets of Texxon, Inc., an Exploration Stage Company, as of March 31, 2001 and December 31, 2000, and the related statements of operations, cash flows and shareholders' equity for the period from inception (October 6, 1998) to March 31, 2001, for the three months ended March 31, 2001, and for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texxon, Inc. as of March 31, 2001, and December 31, 2000, the results of its operations and its cash flows for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is an Exploration stage company with insufficient revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plan concerning this matter is also described in Note 8. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.


/s/ Tullius Taylor Sartain & Sartain
May 4, 2001
Tulsa, Oklahoma




                                  Texxon, Inc.
                          (An Exploration Stage Company)

                                 Balance Sheets
                      March 31, 2001 and December 31, 2000


                                  ASSETS                     March 31,   December 31,
                                                                  2001           2000
                                                          ------------   ------------
Current Assets
  Cash                                                    $      3,000   $         -
                                                          ------------   ------------
Total Current Assets                                             3,000             -
                                                          ------------   ------------

TOTAL ASSETS                                              $      3,000   $         -
                                                          ============   ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY


Shareholders' Equity
  Preferred Stock, $0.001 par value,
    5,000,000 shares authorized,
    No shares issued or outstanding                                 -              -
  Common Stock, $0.001 par value,
    45,000,000 shares authorized,
    3,000,000 shares issued and outstanding                     3,000          3,000

  Common Stock Receivable                                           -         (3,000)

  Contributed Capital                                               -              -

  Deficit accumulated during the development stage                  -              -
                                                          ------------   ------------
Total Shareholders' Deficit                                     3,000              -
                                                          ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $     3,000    $         -
                                                          ============   ============


The accompanying notes are an integral part of the financial statements



                                  Texxon, Inc.
                          (An Exploration Stage Company)

                            Statements of Operations
   For The Period From Inception (October 6, 1998) Through March 31, 2001, and
                 For The Three Months Ended March 31, 2001, and
                     For The Period Ended December 31, 2000



                                             From inception
                                          (October 6, 1998)     Three Months
                                                    through            Ended        Year Ended
                                                  March 31,        March 31,      December 31,
                                                       2001             2001              2000
                                         -------------------   --------------   ---------------
Revenue                                           $       -       $        -      $          -

Expenses                                                  -                -                 -
Research and development                                  -                -                 -
General and administrative                                -                -                 -
                                         -------------------   --------------   ---------------
   Total operating expenses                               -                -                 -
                                         -------------------   --------------   ---------------
Operating loss                                            -                -                 -

Interest expense                                          -                -                 -
                                         -------------------   --------------   ---------------
Net loss                                          $       -       $        -      $          -
                                         ===================   ==============   ===============
Weighted average shares outstanding               3,000,000        3,000,000         3,000,000
                                         -------------------   --------------   ---------------
Loss per share                                    $       -       $        -      $          -
                                         -------------------   --------------   ---------------



The accompanying notes are an integral part of the financial statements



                                  Texxon, Inc.
                          (An Exploration Stage Company)

                       Statements of Shareholders' Equity
             From inception (October 6, 1998) through March 31, 2001


                                                                                    Common
                                            Preferred       Common        Par        Stock   Contributed   Accumulated
                                                Stock        Stock      Value   Subscribed       Capital       Deficit     Total
                                         ------------  -----------  ---------  -----------  ------------  ------------  --------


Balance at Inception (October 6, 1998)    $         -            -   $      -   $        -   $         -   $         -   $     -

  Net loss for 1998                                                                                                  -         -
                                         ------------  -----------  ---------  -----------  ------------  ------------  --------
Balance at December 31, 1998                        -            -          -            -             -             -         -

  Net loss for 1999                                 -            -          -            -             -             -         -
                                         ------------  -----------  ---------  -----------  ------------  ------------  --------
Balance at December 31, 1999                        -            -          -            -             -             -         -

  Common Stock Issued to Founders                   -    3,000,000      3,000      (3,000)             -             -         -
  Net loss for 2000                                 -            -          -            -             -             -         -
                                         ------------  -----------  ---------  -----------  ------------  ------------  --------
Balance at December 31, 2000                        -    3,000,000      3,000      (3,000)             -             -         -
                                         ------------  -----------  ---------  -----------  ------------  ------------  --------

  Common Stock Issued to Founders                   -            -          -       3,000              -             -     3,000
  Net loss for 2001                                 -            -          -            -             -             -         -
                                         ------------  -----------  ---------  -----------  ------------  ------------  --------
Balance at March 31, 2001                 $         -    3,000,000   $  3,000   $        -   $         -   $         -   $ 3,000
                                         ============  ===========  =========  ===========  ============  ============  ========




The accompanying notes are an integral part of the financial statements



                                  Texxon, Inc.
                          (An Exploration Stage Company)

                            Statements of Cash Flows
   For The Period From Inception (October 6, 1998) Through March 31, 2001, and
                 For The Three Months Ended March 31, 2001, and
                     For The Period Ended December 31, 2000


                                                   From inception
                                                      (October 6,
                                                            1998)      Three Months
                                                          through             Ended         Year Ended
                                                        March 31,         March 31,       December 31,
                                                             2001              2001               2000
                                                 -----------------   ---------------   ----------------
Operating Activities
  Net Loss                                                      -                 -                  -
                                                 -----------------   ---------------   ----------------
Net cash used in operating activities                           -                 -                  -
                                                 -----------------   ---------------   ----------------


Financing Activities
  Sale of Common Stock for Cash                             3,000             3,000                  -
                                                 -----------------   ---------------   ----------------
Net cash provided by financing activities                   3,000             3,000                  -
                                                 -----------------   ---------------   ----------------

Investing Activities                                            -                 -                  -
                                                 -----------------   ---------------   ----------------

Change in Cash                                              3,000              3000                  -
                                                 -----------------   ---------------   ----------------
Cash at Beginning of Period                                     -                 -                  -
                                                 -----------------   ---------------   ----------------
Cash at End of Period                                       3,000             3,000                  -
                                                 =================   ===============   ================
Supplemental Disclosure of Cashflow Information

  Cash Paid for Interest and Taxes                              -                 -                  -
                                                 -----------------   ---------------   ----------------




The accompanying notes are an integral part of the financial statements

                                  Texxon, Inc.
                         (An Exploration Stage Company)

                        Notes to the Financial Statements
   For The Period From Inception (October 6, 1998) Through March 31, 2001, and
                 For The Three Months Ended March 31, 2001, and
                      For the Year Ended December 31, 2000


Note 1--Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations
Texxon, Inc. ("Texxon" or "the Company") is an Exploration stage company that owns the exclusive worldwide license to a proprietary process for the extraction of platinum group metals.

Development Stage Operations
The Company was incorporated on October 6, 1998, under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and acquiring the exclusive license.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Compensation of Officers and Employees
The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. Prior to March 31, 2001, the Company had no activity; and therefore, no compensation cost was recognized for period ended December 31, 2000, or for the three months ended March 31, 2001.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Licensed Technologies

On February 22, 2001, the Company signed a License Agreement with Russell Twiford ("Twiford"), the inventor of the proprietary method for the extraction of platinum group metals. Pursuant to this agreement, upon the consummation of one or more funding transactions resulting in the receipt by Texxon of at least $2,000,000, Texxon will be required to pay Mr. Twiford $500,000. At March 31, 2001, the Company has not recorded this agreement as an asset based on the contingency regarding its ability to raise funds of at least $2,000,000. Once the conditions are met, Texxon, Inc. intends to record the asset and amortize its value over a period of 17 years using the straight-line method.

Note 3--Joint Venture Agreement

On February 22, 2001, the Company signed a Joint Venture Agreement ("Joint Venture") with PGM Corporation ("PGM"). PGM, owned 44% by Twiford, has conducted research on and development of the platinum extraction process and owns rights to the proposed processing site. Under the Joint Venture agreement, Texxon will contribute an amount that covers Joint Venture capital costs and operating expenses for the first six months of operations, estimated to be $1,000,000. These expenses include land lease, fuel, utilities, insurance, permits, equipment and payroll costs including salary, taxes and benefits. PGM agrees to make available the processing site and supervise the Joint Venture operations. The percentage share of profits of each Joint Venturer shall be fifty percent (50%). The term of the agreement is one year unless earlier terminated under the terms of the agreement. Under the provisions of the Joint Venture, Texxon will have the right to acquire PGM by issuing one share of Texxon Common Stock in exchange for each share of PGM Common Stock (11,252,000 shares outstanding). Subject to the terms of the agreement, Texxon will be obligated to acquire PGM within 30 days after the end of the first fiscal year of profitable operations by exchange of stock as described above.

Note 4 - Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreements
The Company agreed to pay Russell Twiford a royalty equal to five percent (5%) of net sales of products in consideration for the license of the proprietary extraction method.

Note 5--Common Stock and Paid in Capital

Texxon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 3,000,000 shares were outstanding as of March 31, 2001. Texxon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Texxon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Texxon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Texxon's financial condition and such other factors as the Board of Directors may consider.

Liquidation Rights. Upon any liquidation, dissolution or winding up of Texxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Texxon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Texxon's Preferred Stock.

Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Texxon.

Common Stock Transactions

During 2000, the Company issued 3,000,000 shares of its common stock at par value to its founders in exchange for subscriptions. During 2001, the subscriptions were paid in full in cash.

Note 6--Stock Options

On January 1, 2001, the Board of Directors granted to the officers of Texxon, Inc., options to purchase up to 1,500,000 shares of Texxon Common Stock. These options are only exercisable upon the completion of the first quarter of profitable production plant operation. The options expire ten years from the date of the grant if not sooner exercised. Due to the absence of any value for these options and the Company's lack of activity at March 31, 2001, proforma earnings per share data required by SFAS No. 123, "Acounting for Stock-Based Compensation" (SFAS 123") is not shown.

On January 1, 2001, the Board of Directors granted to certain consultants of Texxon, Inc., options to purchase up to 2,000,000 shares of Texxon Common Stock. These options are only exercisable if the Company's Common Stock has been trading for thirty days on a listed exchange or on the OTC Bulletin Board. The options expire ten years from the date of the grant if not sooner exercised. At March 31, 2001, no compensation costs related to the options had been recorded. Upon the commencement of trading of Texxon, Inc Common Stock, on the OTC Bulletin Board, the Company will recognize the associated compensation costs.

Note 7--Earnings per Share

For the three months ended March 31, 2001, and for the period ended December 31, 2000, Texxon, Inc had no activity. Therefore, there is no basic or diluted earnings per share.

Note 8--Uncertainties
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues sufficient to fund the development of business and pay operating expenses. Such factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to provide the necessary development and operating capital through sales of its common stock and commencement of sales of the licensed product. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital and commence sales of platinum derived from the licensed product. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Report of Independent Auditors




To the Board of Directors and Stockholders
Texxon, Inc.
Chandler, Arizona

We have audited the accompanying balance sheet of Texxon, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (October 6, 1998) to December 31, 2001, and for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Texxon, Inc. as of and for the year ended December 31, 2000 and for the period from inception to December 31, 2000, were audited by other auditors whose report dated May 4, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Texxon, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, the Company is an Exploration stage company with insufficient revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



RODEFER MOSS & COMPANY, PLLC

Knoxville, Tennessee
January 7, 2002




                                  TEXXON, INC.
                          (An Exploration Stage Company)
                                 Balance Sheets
                           December 31, 2001 and 2000


ASSETS                                                                               2001           2000
                                                                            --------------     ----------
Current Assets
     Cash                                                                   $       2,697      $       -
     Inventory                                                                      6,503
     Prepaid expenses                                                             100,082              -
                                                                            --------------     ----------

                                            Total Current Assets                  109,282              -

Property, Plant & Equipment, net
     Manufacturing equipment                                                       71,355              -
     Automobiles                                                                   29,000              -
     Office equipment                                                              19,684              -
     Accumulated depreciation                                                     (6,804)              -
                                                                            --------------     ----------

                                                                                  113,235              -

Other Assets
     Deposits                                                                       6,375              -
                                                                            --------------     ----------

                                                                            $     228,892      $       -
                                                                            ==============     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Trade payables                                                         $      12,912      $       -
                                                                            --------------     ----------

                                              Total Liabilities                    12,912              -

STOCKHOLDERS' EQUITY
     Preferred stock, $.001 par value; 5,000,000 shares
        authorized; none issued or outstanding                                          -              -
     Common stock, $.001 par value; 45,000,000 shares
        authorized; 10,704,784 and 3,000,000 shares
        issued and outstanding                                                     10,705          3,000
     Common stock receivable                                                            -        (3,000)
     Additional paid-in capital                                                   599,845              -
     Deficit accumulated during the development stage                            (394,570)             -
                                                                            --------------     ----------

                                              Total Stockholders' Equity          215,980              -
                                                                            --------------     ----------
                                                                            $     228,892      $       -
                                                                            ==============     ==========



See Notes to Financial Statements.




                                  TEXXON, INC.
                          (An Exploration Stage Company)
                            Statements of Operations
                 Years Ended December 31, 2001 and 2000 and the
                 Period From October 6, 1998 (Date of Inception)
                              to December 31, 2001



                                                                                               October 6, 1998
                                                  Year Ended              Year Ended            (Inception) to
                                              December 31, 2001       December 31, 2000       December 31, 2001
                                              -------------------     -------------------     -------------------
EXPENSES
Platinum and chemical purchases                  $        10,565         $             -        $         10,565
Other operating expenses                                 384,976                       -                 384,976
                                              -------------------     -------------------     -------------------
                                                         395,541                       -                 395,541
OTHER INCOME (EXPENSE)
Interest income                                              971                       -                     971
                                              -------------------     -------------------     -------------------
     Net loss                                    $       394,570         $             -        $        394,570
                                              ===================     ===================     ===================

     Weighted average shares outstanding               6,667,698               3,000,000               2,427,292
                                              ===================     ===================     ===================
     Earnings (loss) per share, basic and
     diluted                                     $         (0.06)        $          0.00        $          (0.16)
                                              ===================     ===================     ===================





See Notes to Financial Statements.




                                  TEXXON, INC.
                          (An Exploration Stage Company)
                  Statements of Changes in Stockholders' Equity
           Years Ended December 31, 2001 and 2000 and the Period From
            October 6, 1998 (Date of Inception) to December 31, 2001


                                                                                                             Deficit
                                                                                                         Accumulated
                                      Preferred Stock      Common Stock        Additional       Common    During the
                                      ---------------  ---------------------      Paid-In        Stock   Development
                                      Shares   Amount     Shares     Amount       Capital   Subscribed         Stage       Total
                                      ------   ------  -----------  --------   ----------   ----------   -----------  ----------
Balance at inception
  (October 6, 1998)                       -    $   -            -   $     -    $       -    $       -    $        -   $       -

Common stock issued
to founders - January 2000                -        -    3,000,000     3,000            -       (3,000)            -           -

                                      ------   ------  -----------  --------   ----------   ----------   -----------  ----------
Balance at December 31, 2000              -        -    3,000,000     3,000            -       (3,000)            -           -

Payment on subscription                   -        -            -         -            -        3,000             -       3,000

Options to non-employees January          -        -            -         -        3,500            -             -       3,500

Common stock issued
to founders in June                       -        -    3,500,000     3,500            -            -             -       3,500

Common stock issued
in private placement-
       July                               -        -    2,209,929     2,210      307,180            -             -     309,390
       August                             -        -      936,855       937      130,223            -             -     131,160
       September                          -        -       25,000        25       12,475            -             -      12,500
       October                            -        -        8,000         8        3,992            -             -       4,000

Common stock issued for
consulting services - August              -        -    1,000,000     1,000      139,000            -             -     140,000

Common stock issued for
phone system - August                     -        -       25,000        25        3,475            -             -       3,500

Net loss for the year ended
December 31, 2001 and cumulative
net loss since inception                  -        -            -         -            -            -     (394,570)    (394,570)
                                      ------   ------  -----------  --------   ----------   ----------   -----------  ----------

Balance, December 31, 2001                -    $   -   10,704,784   $10,705    $ 599,845    $       -    $(394,570)   $ 215,980
                                      ======   ======  ===========  ========   ==========   ==========   ===========  ==========




See Notes to Financial Statements.




                                  TEXXON, INC.
                          (An Exploration Stage Company)
                            Statements of Cash Flows
                 Years Ended December 31, 2001 and 2000 and the
                 Period From October 6, 1998 (Date of Inception)
                              to December 31, 2001


                                                               Year Ended          Year Ended         October 6, 1998
                                                              December 31,        December 31,         (Inception) to
                                                                  2001                2000           December 31, 2001
                                                              --------------     ---------------    ---------------------
Operating Activities:
     Net loss                                                 $   (394,570)      $            -     $          (394,570)
     Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation expense                                          6,804                   -                    6,804
        Issuance of stock and options for services                   50,167                   -                   50,167
        Changes in operating assets and liabilities:
           Inventory                                                (6,503)                   -                  (6,503)
           Prepaid expenses                                         (6,749)                                      (6,749)
           Accounts payable                                          12,912                   -                   12,912
                                                              --------------     ---------------    ---------------------

             Net Cash Used in Operating Activities                (337,939)                   -                (337,939)
                                                              --------------     ---------------    ---------------------
Investing Activities:
     Deposits                                                       (6,375)                   -                  (6,375)
     Purchase of property and equipment                           (116,539)                   -                (116,539)
                                                              --------------     ---------------    ---------------------

            Net Cash Used in Investing Activities                 (122,914)                   -                (122,914)
                                                              --------------     ---------------    ---------------------
Financing Activities:
     Sales of common stock                                          463,550                   -                  463,550
                                                              --------------     ---------------    ---------------------

            Net Cash Provided by Financing Activities               463,550                   -                  463,550
                                                              --------------     ---------------    ---------------------

Increase in Cash                                                      2,697                   -                    2,697
Cash, beginning of period                                                 -                   -                        -
                                                              --------------     ---------------    ---------------------

Cash, end of period                                           $       2,697      $            -     $              2,697
                                                              ==============     ===============    =====================




In transactions not requiring cash in 2001, the Company issued stock and options valued at $143,500, of which $100,082 is included in prepaid expenses at December 31, 2001, and is related to a twelve month consulting agreement.





See Notes to Financial Statements.

                                  TEXXON, INC.
                         (An Exploration Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization and Nature of Operations Texxon, Inc. ("Texxon" or "the Company") is an Exploration stage company that owns the exclusive worldwide license to a proprietary process for the extraction of platinum group metals.


Development Stage Operations The Company was incorporated on October 6, 1998 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and acquiring the exclusive license.

Cash and Cash Equivalents The Company considers highly liquid investments with initial maturities of three months or less to be cash equivalents.

Income Taxes The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse. The primary temporary differences that give rise to deferred tax assets are net operating loss carryforwards.


Property and Equipment Depreciation is primarily determined using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years. Significant improvements are capitalized while maintenance and repairs are expensed as incurred. Depreciation in 2001 was $6,804.


Inventory Inventory consists of unprocessed platinum on hand which is used in the production process and is stated at the lower of cost (using the first-in, first-out method) or market. Finished platinum inventory produced as a result of the extraction process and held for resale is classified as a current asset and is stated at the lower of cost (using the first-in, first-out method) or market. At December 31, 2001, there was no finished platinum inventory.


Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation The Company measures its equity transactions with non-employees using the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." Under the provisions of SFAS 123, the Company recognizes as a cost or expense, the fair value of stock awards and options to non-employees at the date of grant. The Company continues to use the intrinsic value approach as prescribed by APB Opinion No. 25 in measuring equity transactions with employees.

Earnings (Loss) per Share The Company presents "basic" earnings (loss) per common share and, if applicable, "diluted" earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic earnings (loss) per common share is calculated by dividing net income or loss applicable to common stock by the weighted average number of common shares outstanding during each period.

Non-Cash Equity Transactions Goods and services acquired through the issuance of common stock are valued on the date of the transaction based on the closing bid price for the Company's common stock.

                                  TEXXON, INC.
                         (An Exploration Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


NOTE 2--JOINT VENTURE AGREEMENT
On February 22, 2001, the Company signed a Joint-Venture Agreement ("Joint Venture") calling for PGM Corporation ("PGM"), whose principal owners include Twiford, to construct and operate a pilot plant as a model of a larger production facility planned by the Company.


Early in the Joint Venture, the parties to the agreement ceased formal attempts at compliance with its terms. As a result, the Company's financial statements at December 31, 2001 and for the periods then ending include all costs and expenses incurred in the operation of the pilot plant.


NOTE 3--COMMITMENTS AND CONTINGENCIES

License Agreement On February 22, 2001, the Company signed a License Agreement with Russell Twiford, the inventor of a proprietary method for the extraction of platinum group metals. Provisions of the agreement call for the Company to pay Twiford $500,000 upon successfully raising $2,000,000 or more. Pursuant to the License Agreement during the year ended December 31, 2001, the Company paid Mr. Twiford $25,000 which is included under the caption "operating expenses" in the statement of operations, and reduces to $475,000 the remaining amount that may be paid to Mr. Twiford under the provisions of the agreement.

Future Royalty Obligations Under Exclusive License Agreements The Company agreed to pay Russell Twiford a royalty equal to five percent (5%) of net sales of products in consideration for the license of the proprietary extraction method.

The Company leases its facility under an operating lease dated July 20, 2001 that calls for monthly payments of $3,908. Included in rent expense for the year ended December 31, 2001 and the period from inception to December 31, 2001 was $19,540. The lease term extends until July, 2002. Future minimum lease payments are approximately $28,000.

NOTE 4--DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and accounts payable are carried at cost which is a reasonable estimate of fair value. License fee payable is stated at cost, less applied payments. to satisfy the obligation, which, based on the Company's expectations of meeting the funding threshold in the near-term, is a reasonable estimate of fair value.

NOTE 5--INCOME TAXES

As of December 31, 2001, the Company had net operating loss ("NOL") carryforwards of approximately $380,000 available to reduce future federal and state taxable income. These NOL carryforwards, which comprise the only significant element of the deferred tax asset, will expire in 2021. Due to uncertainties related to the extent and timing of its future taxable income (Note 8), the Company has offset the deferred tax assets of $148,000, as of December 31, 2001, by an equivalent valuation allowance.

                                  TEXXON, INC.
                         (An Exploration Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


Below is a reconciliation of deferred tax benefit for the year ended December 31, 2001 and the period from October 6, 1998 (inception) to December 31, 2001 to amounts that would be computed using the federal rate of 34%.

Deferred tax benefit (expense):
Expected benefit at federal rate        $    125,250
Expected benefit at state rate                22,750
                                        ------------
Increase in valuation reserve               (148,000)
                                        ------------
                                        $         -
                                        ============

NOTE 6--STOCKHOLDERS' EQUITY

Texxon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 10,704,784 shares were outstanding as of December 31, 2001. Texxon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding.

Voting and Preemptive Rights Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Voting rights are non-cumulative. No preemptive rights extend to common stockholders to subscribe for or to purchase any stock, obligations or other securities of Texxon.

Liquidation Rights Upon any liquidation, dissolution or winding up of Texxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Texxon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Texxon's Preferred Stock. Preferred stock preferences, if any, will be fixed by the Company's board of directors at the time of issuance.

Common Stock Transactions The Company issued 3,000,000 shares of its common stock at par value to its founders in exchange for subscriptions during 2000. During 2001, the subscriptions were paid in full in cash. In addition, the Company issued 3,500,000 shares of its common stock at par value to its founders on June 1, 2001.

On August 22, 2001, the Company completed a private offering of common stock, resulting in the issuance of 3,146,784 shares for $440,550 ($.14/share). On August 28, 2001, the Company issued 1,000,000 shares, valued at $140,000 ($.14/share) to consultants in exchange for services. In September and October 2001, the Company initiated a private offering of common stock and issued 33,000 shares for $16,500 ($.50/share).

Stock Options On August 28, 2001, the Company adopted a stock option plan (the "Plan"). Under the Plan, incentive stock options (ISOs) may be granted to the Company's officers, key employees and key advisors for the purchase of up to 3,000,000 shares of the Company's common stock. Scheduled vesting is at the discretion of the Plan's committee, and expiration dates for the grants may extend up to ten years from grant date. The exercise prices of the ISOs shall be not less than 100%, of the fair market value of the Company's common stock at grant date.

On January 1, 2001, the Company issued to its officers options to purchase 1,500,000 shares of the Company's common stock at an exercise price of $0.001 per share. These options expire ten years from the date of grant and are only exercisable upon the completion of the first quarter of profitable production plant operation.

Also in January, 2001, the Company granted certain consultants options to purchase up to 2,000,000 shares of the Company's common stock at an exercise price of $0.001. These options are exercisable only after the Company's common stock has been trading for thirty days on a listed exchange or on the OTC Bulletin Board. These options also expire in ten years from the date of grant.

                                  TEXXON, INC.
                         (An Exploration Stage Company)
                          Notes to Financial Statements
                                December 31, 2001


NOTE 6--STOCKHOLDERS' EQUITY (continued)

Under the provisions of SFAS 123, the Company recognizes as a cost or expense, the fair value of stock awards and options to non-employees at the date of grant. Accordingly, the Company recognized expense of $3,500 associated with the grants during 2001.

Using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001: 500% volatility, expected life of the options of five years, zero dividend yield, and risk-free interest rate of 5.50%, the weighted average grant date fair value of options granted during 2001, all of whose exercise prices equaled or exceeded market value of the stock at date of grant, is $3,500, and the weighted average remaining contractual life for all options was approximately ten years. At December 31, 2001, no options were exercisable, no options were canceled, 3,500,000 options were outstanding, and there were 3,000,000 options available for grant.

NOTE 7--UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not yet established sources of revenues sufficient to fund the development of business and pay current operating expenses. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management intends to provide the necessary development and operating capital through sales of its common stock and commencement of sales of the licensed product. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital and commence sales of platinum derived from the licensed product. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



                                  TEXXON, INC.
                         (An Exploration Stage Company)
                                 Balance Sheets


                                                             June 30,
                                                                 2002       December 31,
ASSETS                                                    (unaudited)               2001
                                                          ------------     --------------
Current Assets
     Cash                                                 $    13,129       $      2,697
     Inventory                                                  2,752              6,503
     Prepaid expenses                                          23,333            100,082
                                                          ------------     --------------

                         Total Current Assets                  39,214            109,282

Property, Plant & Equipment, net
     Manufacturing equipment                                   71,355             71,355
     Automobiles                                               29,000             29,000
     Office equipment                                          19,684             19,684
     Accumulated depreciation                                (16,390)            (6,804)
                                                          ------------     --------------

                                                              103,649            113,235
Other Assets
     Deposits                                                   6,375              6,375
                                                          ------------     --------------

                                                          $   149,238       $    228,892
                                                          ============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Trade payables                                       $    12,191       $     12,912
     Notes payable - shareholders                              17,980                  -
     Notes payable - other                                      5,000                  -
     Accrued expenses                                         120,150                  -
     Current maturities of long-term debt                       4,507                  -
                                                          ------------     --------------

                         Total Current Liabilities            159,828             12,912

     Long-term debt - note payable                             14,776                  -
                                                          ------------     --------------

                         Total Liabilities                    174,604             12,912

STOCKHOLDERS' EQUITY
     Preferred stock, $.001 par value; 5,000,000 shares
        authorized; none issued or outstanding                      -                  -
     Common stock, $.001 par value; 45,000,000 shares
        authorized; 10,732,284 and 10,704,784
        shares issued and outstanding                          10,732             10,705
     Additional paid-in capital                               609,443            599,845
     Deficit accumulated during the exploration stage       (645,541)          (394,570)
                                                          ------------     --------------

                         Total Stockholders' Equity          (25,366)            215,980

                                                          ------------     --------------
                                                          $   149,238       $    228,892

                                                          ============     ==============

See Notes to Unaudited Financial Statements.



                                  TEXXON, INC.
                         (An Exploration Stage Company)
                            Statements of Operations
                  Three and Six Months Ended June 30, 2002 and
                     2001and the Period From October 6, 1998
                      (Date of Inception) to June 30, 2002
                            Statements of Operations
                                   (unaudited)



                                     Three Months Ended                   Six Months Ended
                                        June 30, 2002                      June 30, 2002            October 6, 1998
                                 ---------------------------         ---------------------------      Inception) to
                                    2002              2001              2002              2001        June 30, 2002
                                 ----------------------------------------------------------------------------------

EXPENSES
Platinum and chemical
purchases                        $    1,242        $       -         $    4,311        $       -        $    14,876
Other operating expenses            127,932                -            245,252                -            630,228
                                 ----------        ---------         ----------        ---------        -----------

                                    129,174                -            249,563                -            645,104

OTHER INCOME (EXPENSE)
Interest expense                    (1,410)                             (1,410)                             (1,410)
Interest income                           2                -                  2                -                975
                                 ----------        ---------         ----------        ---------        -----------

Net loss                         $  129,172        $       -         $  250,971        $       -        $   645,539
                                 ==========        =========         ==========        =========        ===========

Weighted average shares
outstanding                      10,737,506        3,000,000         10,711,662        3,000,000          1,803,979
                                 ==========        =========         ==========        =========        ===========

(Loss) per share, basic and
diluted                          $   (0.01)        $    0.00         $   (0.02)        $    0.00        $    (0.36)
                                 ==========        =========         ==========        =========        ===========




See Notes to Unaudited Financial Statements.




                                  TEXXON, INC.
                         (An Exploration Stage Company)
                  Statements of Changes in Stockholders' Equity
        Period from October 6, 1998 (Date of Inception) to June 30, 2002


                                                                                                              Deficit
                                                                                                          Accumulated
                                   Preferred Stock          Common Stock        Additional       Common    During the
                                  -----------------    ----------------------      Paid-In        Stock   Development
                                  Shares     Amount         Shares     Amount      Capital   Subscribed         Stage      Total
                                  ------     ------    -----------   --------   ----------   ----------   -----------   --------
Balance at inception
  (October 6, 1998)                    -      $   -              -    $     -    $       -    $       -    $        -    $     -

Common stock issued to
  founders - January 2000              -          -      3,000,000      3,000            -       (3,000)            -          -
                                  ------     ------    -----------   --------   ----------   ----------   -----------   --------
Balance, December 31, 2000             -          -      3,000,000      3,000            -       (3,000)            -          -

Payment on subscription                -          -              -          -            -        3,000             -      3,000

Options to non-employees -
   January                             -          -              -          -        3,500            -             -      3,500

Common stock issued to
  founders - June                      -          -      3,500,000      3,500            -            -             -      3,500

Common stock issued in
  private placement -
       July                            -          -      2,209,929      2,210      307,180            -             -    309,390
       August                          -          -        936,855        937      130,223            -             -    131,160
       September                       -          -         25,000         25       12,475            -             -     12,500
       October                         -          -          8,000          8        3,992            -             -      4,000

Common stock issued for
  consulting services - August         -          -      1,000,000      1,000      139,000            -             -    140,000

Common stock issued for
  phone system - August                -          -         25,000         25        3,475            -             -      3,500

Net loss for the year
  ended December 31, 2001              -          -              -          -            -            -      (394,570)  (394,570)
                                  ------     ------    -----------   --------   ----------   ----------   -----------   --------
Balance, December 31, 2001             -          -     10,704,784     10,705      599,845            -      (394,570)   215,980

Common stock issued in
  private placement -
       January                         -          -          7,500          7        2,618            -             -      2,625

Common stock issued for
  consulting services - May            -          -         20,000         20        6,980            -             -      7,000

Net loss for the six months
  ended June 30, 2002                  -          -              -          -            -            -      (250,971)  (250,971)
                                  ------     ------    -----------   --------   ----------   ----------   -----------   --------
Unaudited Balance, June 30, 2002       -      $   -    $10,732,284     10,732    $ 609,443    $       -    $ (645,541)  $(25,366)
                                  ======     ======    ===========   ========   ==========   ==========   ===========   ========

See Notes to Unaudited Financial Statements.




                                  TEXXON, INC.
                         (An Exploration Stage Company)
                            Statements of Cash Flows
             Six Months Ended June 30, 2002 and 2001 and the Period From October
            6, 1998 (Date of Inception) to June 30, 2002


                                                               Six Months Ended
                                                                    June 30,        October 6, 1998
                                                              -------------------     Inception) to
                                                                  2002       2001     June 30, 2002
                                                              --------    -------   ---------------
Operating Activities:
     Net loss                                                $(250,971)    $    -    $     (645,541)
     Adjustments to reconcile net loss to
      net cash used in operating activities:
         Depreciation expense                                    9,586          -            16,390
         Issuance of stock and options for services                  -          -            10,500
         Changes in operating assets and liabilities:
            Inventory                                            3,751          -            (2,752)
            Prepaid expenses                                    76,749                      116,667
            Accounts payable and accrued expenses              119,429          -           132,341
                                                              --------    -------   ---------------
              Net Cash Used in Operating Activities            (34,456)         -          (372,395)
                                                              --------    -------   ---------------

Investing Activities:
     Deposits                                                        -          -            (6,375)
     Purchase of property and equipment                              -          -          (116,539)
                                                              --------    -------   ---------------
             Net Cash Used in Investing Activities                   -          -          (122,914)
                                                              --------    -------   ---------------

Financing Activities:
     Proceeds on long-term debt                                 20,000          -            20,000
     Proceeds on notes payable - shareholders                   17,980          -            17,980
     Proceeds on notes payable - other                           5,000          -             5,000
     Payments on long-term debt                                   (717)         -              (717)
     Sales of common stock                                       2,625          -           466,175
                                                              --------    -------   ---------------
             Net Cash Provided by Financing Activites           44,888          -           508,438
                                                              --------    -------   ---------------

Increase in Cash                                                10,432          -            13,129

Cash, beginning of period                                        2,697          -                 -
                                                              --------    -------   ---------------
Cash, end of period                                          $  13,129     $    -    $       13,129
                                                              ========    =======   ===============


See Notes to Unaudited Financial Statements.

                                  TEXXON, INC.
                         (An Exploration Stage Company)
                     Notes to Unaudited Financial Statements
                                  June 30, 2002


NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization and Nature of Operations The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002. For further information, refer to the audited financial statements and footnotes thereto for the fiscal year ended December 31, 2001 included in the Company's filing on Form 10.

Going Concern The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not yet established sources of revenues sufficient to fund the development of business and pay current operating expenses. As shown in the accompanying financial statements, the Company incurred a net loss of $645,541 during the period from October 6, 1998 (date of inception) to June 30, 2002. Management intends to provide the necessary development and operating capital through sales of its common stock and commencement of sales of the licensed product. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital and commence sales of the platinum derived from the licensed product. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Inventory Inventory consists of unprocessed platinum on hand which is used in the production process and is stated at the lower of cost (using the first-in, first-out method) or market. Finished platinum inventory produced as a result of the extraction process and held for resale is classified as a current asset and is stated at the lower of cost (using the first-in, first-out method) or market. At June 30, 2002, there was no finished platinum inventory.

NOTE  2--ACCRUED EXPENSES
Included in accrued expenses at June 30, 2002, is $120,000 in accrued wages owed to the Company's President and Vice-President.

NOTE  3--NOTES PAYABLE
Included in current liabilities is $17,980 in notes payable to two stockholders. The notes are unsecured and accrue interest at 10% and are due on demand. In addition, the Company has a $5,000 note payable to an individual. The note is unsecured and accrues interest at 10% and is due on demand.

NOTE  4--LONG-TERM DEBT
Long-term Debt - note payable is comprised of the following:

Note payable to a bank, interest at 7.88%, principal
   and interest payments of $489 due monthly
   through April 2005, secured by automobile          $     19,283
Less Current Portion                                         4,507
                                                      ------------
                                                            14,776
Principal maturities in years subsequent to March 31, 2002 are as follows:

                          Year Ending
                           March 31,
                       ------------------
                             2003              $      4,507
                             2004                     4,875
                             2005                     5,731
                             2006                     4,170
                             2007                         -
                                                 -----------
                                               $     19,283
                                                 ===========

Note 5--JOINT VENTURE AGREEMENT
On February 22, 2001, the Company signed a Joint-Venture Agreement ("Joint Venture") calling for PGM Corporation ("PGM"), whose principal owners include Twiford, to construct and operate a pilot plant as a model of a larger production facility planned by the Company.

Early in the Joint Venture, the parties to the agreement ceased formal attempts at compliance with its terms. On February 22, 2002, the agreement expired. The following is a reconciliation of the costs incurred through February 22, 2002 included in the June 30, 2002 financial statements as compared to the original $1,000,000 estimate.

                                                  Incurred During          Incurred from
                                                   the Six Months              Inception
                                    Original                Ended      February 22, 2001
           Item                     Estimate        June 30, 2002          June 30, 2002      Difference
-------------------------------     ---------     ----------------     ------------------     -----------
Included in the balance sheets:
Equipment                          $  142,000    $               -    $            66,060    $     75,940
Laboratory Equipment                   53,000                    -                 53,979           (979)
                                    ---------     ----------------     ------------------     -----------
         Sub-total                    195,000                    -                120,039          74,961
                                    ---------     ----------------     ------------------     -----------
Included in the statements of operations:
Operating Supplies                     85,000                    -                 11,125          73,875
Consulting & Labor                    420,000               40,000                311,639         108,361
Other Costs                           300,000               19,191                140,175         159,825
                                   ----------     ----------------     ------------------     -----------
         Sub-total                    805,000               59,191                462,939         342,061
                                   ----------     ----------------     ------------------     -----------
           Total                  $ 1,000,000    $          59,191    $           582,978    $    417,022
                                   ==========     ================     ==================     ===========

The equipment is recorded on the balance sheet as fixed assets. The other costs incurred are included in cost of sales and operating expenses on the statements of operations.

Note 6--STOCKHOLDERS' DEFICIT
Texxon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 10,732,284 shares were outstanding as of June 30, 2002. Texxon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding.

Voting and Preemptive Rights - Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Voting rights are non-cumulative. No preemptive rights extend to common stockholders to subscribe for or to purchase any stock, obligations or other securities of Texxon.

Liquidation Rights - Upon any liquidation, dissolution or winding up of Texxon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Texxon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Texxon's Preferred Stock. Preferred stock preferences, if any, will be fixed by the Company's board of directors at the time of issuance.

Common Stock Transactions - The Company issued 3,000,000 shares of its common stock at par value to its founders in exchange for subscriptions during 2000. During 2001, the subscriptions were paid in full in cash. In addition, the Company issued 3,500,000 shares of its common stock at par value to its founders on June 1, 2001.

On August 22, 2001, the Company completed a private offering of common stock, resulting in the issuance of 3,146,784 shares for $440,050 ($0.14/share). On August 28, 2001, the Company issued 1,000,000 shares, valued at $140,000 ($0.14/share) to Dean Guise in exchange for general business and consulting services. The term of the agreement was for 1 year. The shares were valued at $0.14 based on the recent private placement of the company's stock at the same $0.14 a share. In September and October 2001, the Company initiated a private offering of common stock and issued 33,000 shares for $16,500 ($0.50/share). In January 2002, the Company initiated a private offering of common stock and issued 7,500 shares for $2,625 ($0.35/share).

Stock Options - On August 28, 2001, the Company adopted a stock option plan (the "Plan"). Under the Plan, incentive stock options (ISOs) may be granted to the Company's officers, key employees and key advisors for the purchase of up to 3,000,000 shares of the Company's common stock. Scheduled vesting is at the discretion of the Plan's committee, and expiration dates for the grants may extend up to ten years from grant date. The exercise prices of the ISOs shall be not less than 100%, of the fair market value of the Company's common stock at grant date.

On January 1, 2001, the Company issued to its officers options to purchase 1,500,000 shares of the Company's common stock at an exercise price of $0.001 per share. These options expire ten years from the date of grant and are only exercisable upon the completion of the first quarter of profitable production plant operation.

Also in January, 2001, the Company granted certain consultants options to purchase up to 2,000,000 shares of the Company's common stock at an exercise price of $0.001. These options are exercisable only after the Company's common stock has been trading for thirty days on a listed exchange or on the OTC Bulletin Board. These options also expire in ten years from the date of grant.

In May 2002, the Company issued 20,000 shares of restricted common stock valued at $7,000 to Dr. Mick Bjelopavlic for consulting services related to the chemical reactions and enhancements to the recovery process. The Term of the agreement is for 1 year. The shares were valued at $0.35 per share based on the recent sale of stock to an existing shareholder at the same $0.35 per share. The company has appropriately recorded an expense for a like amount.

Under the provisions of SFAS 123, the Company recognizes as a cost or expense, the fair value of stock awards and options to non-employees at the date of grant. Accordingly, the Company recognized expense of $3,500 associated with the grants during 2001.

Using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001: 500% volatility, expected life of the options of five years, zero dividend yield, and risk-free interest rate of 5.50%, the weighted average grant date fair value of options granted during 2001, all of whose exercise prices equaled or exceeded market value of the stock at date of grant is $3,500, and the weighted average remaining contractual life for all options was approximately ten years. At December 31, 2001, no options were exercisable, no options were canceled, 3,500,000 options were outstanding, and there were 3,000,000 options available for grant.

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



                                    Part III

                      Index to and Description of Exhibits

Exhibit                                                                             Page
Number    Description of Exhibit                                                  Number
-------   --------------------------------------------------------------------    ------
 2.1       Articles of Incorporation dated October 6, 1998                          48
 2.2       By-laws of Texxon, Inc. adopted October 6, 1998                          52
 3.1       Sample Stock Certificate                                                 70
 6.1       Texxon, Inc. 1998 Incentive Stock Option Plan                            71
 6.2       License Agreement dated February 22, 2001                                75
 6.3       Joint Venture Agreement dated February 22, 2001                          83
 6.4       Employee Agreement for Gifford M. Mabie III dated August 1, 2001         91
 6.5       Employee Agreement for Mark L. Lindsey dated August 1, 2001              98
 6.6       Indemnification Agreement for Gifford M. Mabie III dated
           August 1, 2001                                                          105
 6.7       Indemnification Agreement for Mark L. Lindsey dated August 1, 2001      113
 6.8       Dean Guise Agreement dated August 28, 2001                              121
 6.9       Dr. Mick Bjelopavlic Agreement dated May 13, 2002                       131
99.1       Use of Proceeds Schedules                                               139
99.2       Sabin Metal Corporation Quote                                           144
99.3       Engelhard Corporation Terms                                             146
99.4       Glines and Rhodes, Inc. Pricing Structure                               148
99.5       Certification of Gifford M. Mabie Pursuant to 18 U.S.C. 1350, as
           Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.      149



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